Exhibit (a)(1)(xiv)

Date:	October 26, 2004
To:	Employees with Stock Options – Exercise Price $15 or Higher
From:	Bruce Elliott
Subject:	Extension of Deadline to Participate in Offer to Exchange Options for Restricted Stock Units

Deadline Extensions

REMEC today announced that the expiration of the period to elect to participate in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated September 3, 2004, as amended September 23, 2004 (the “Offer”) has been extended to Monday, November 8, 2004 at 12:00 midnight, Eastern Standard time. Other terms and conditions of the Offer remain unchanged.

As a result, if you decide to tender your options with exercise prices greater than or equal to $15.00 per share for restricted stock units that represent the right to receive shares of REMEC Common Stock upon vesting, you must properly complete, execute and deliver the Election Form previously provided to you via facsimile or hand delivery (email is not sufficient) to:

REMEC, Inc.

Attention: Bruce Elliott

14020 Stowe Drive

Poway, CA 92014

Tel: (858) 505-3166

Fax: (858) 748-2967

or

REMEC, Inc.

Attention: Tim Jones

3790 Via de la Valle

Del Mar, CA 92014

Tel: (858) 505-3595

Fax: (858) 857-3751

before 12:00 midnight, Eastern Standard time, on November 8, 2004, unless the Offer is further extended.

Further Information

The Offer was previously scheduled to expire at 12:00 midnight, Eastern Standard time, on Monday October 25, 2004. As of the close of business on October 25, 2004, options to purchase approximately 976,530 shares of REMEC Common Stock had been tendered for exchange in the Offer.

If you have any questions regarding how to participate in the Offer, please contact Bruce Elliott at the Company’s Poway, CA location at telephone (858) 505-3166 or email bruce.elliot@remec.com.